Filed Pursuant to Rule 433
Issuer Free Writing Prospectus
Dated November 12, 2013
Registration No. 333-180469

Eros International Plc
A Ordinary Shares

This free writing prospectus relates to the initial public offering of A ordinary shares of Eros International Plc and should be read together with the preliminary prospectus dated October 29, 2013 (the “Preliminary Prospectus”) that was included in Amendment No. 5 to the Registration Statement on Form F-1 (File No. 333-180469) (the “Registration Statement”) relating to the offering of our A ordinary shares contemplated therein. On November 12, 2013, Eros filed Post-Effective Amendment No. 1 to the Registration Statement (“Post-Effective Amendment No. 1”), to which this communication is related. The Preliminary Prospectus has been updated by Post-Effective Amendment No. 1, which may be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/1532981/000117152013000684/eps5359.htm

References to “Eros,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus:

The disclosure set forth on the cover of the Preliminary Prospectus has been updated in its entirety to read as set forth on Exhibit A.

The table of contents has been updated in its entirety to read as set forth on Exhibit B.

The disclosure set forth in the Preliminary Prospectus under "Forward-Looking Statements" has been updated to add as the last bullet point the disclosure set forth on Exhibit C.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary — The Offering” has been updated in its entirety to read as set forth on Exhibit D.

The disclosure set forth in the Preliminary Prospectus under “Prospectus Summary — Statement of Financial Position Data” has been updated in its entirety to read as set forth on Exhibit E.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors — Risks Related to our A Ordinary Shares and this Offering — Our A ordinary share price may be highly volatile after the offering and, as a result, you could lose a significant portion or all of your investment or we could become subject to securities class action litigation” has been updated in its entirety to read as set forth on Exhibit F.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors — Risks Related to our A Ordinary Shares and this Offering — As a new investor, you will incur immediate and substantial dilution” has been updated in its entirety to read as set forth on Exhibit G.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors — Risks Related to our A Ordinary Shares and this Offering — Additional equity issuances will dilute your holdings, and sales by the Founders Group could adversely affect the market price of our A ordinary shares” has been updated in its entirety to read as set forth on Exhibit H.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors — Risks Related to our A Ordinary Shares and this Offering — The Founders Group, which includes our Chairman Kishore Lulla, will continue to hold a substantial interest after the offering and through the voting rights afforded to our B ordinary shares and held by the Founders Group, will continue to have the ability to exercise a controlling influence over our business, which will limit your ability to influence corporate matters” has been updated in its entirety to read as set forth on Exhibit I.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors — Risks Related to our A Ordinary Shares and this Offering” has been updated to add the disclosure set forth on Exhibit J.

The disclosure set forth in the Preliminary Prospectus under “Risk Factors — Risks Related to our A Ordinary Shares and this Offering — Upon the completion of this offering, our A ordinary shares may for a time be listed on two separate stock markets and investors seeking to take advantage of price differences between such markets may create unexpected volatility in our share price; in addition, investors may not be able to easily move ordinary shares for trading between such markets" has been updated in its entirety to read as set forth on Exhibit K.

The disclosure set forth in the Preliminary Prospectus under “Use of Proceeds” has been updated in its entirety to read as set forth on Exhibit L.

The disclosure set forth in the Preliminary Prospectus under “Capitalization” has been updated in its entirety to read as set forth on Exhibit M.

The disclosure set forth in the Preliminary Prospectus under “Dilution” has been updated in its entirety to read as set forth on Exhibit N.

The table and notes set forth in the Preliminary Prospectus under “Principal Shareholders” have been updated in their entirety to read as set forth on Exhibit O.

2

The disclosure set forth in the Preliminary Prospectus under “Certain Relationships and Related Party Transactions” has been updated to add the disclosure set forth on Exhibit P.

The disclosure set forth in the Preliminary Prospectus under “Shares Eligible for Future Sale” has been updated in its entirety to read as set forth on Exhibit Q.

The first two pages of the disclosure set forth in the Preliminary Prospectus under “Underwriting” has been updated in its entirety to read as set forth on Exhibit R.

The disclosure set forth on the back cover of the Preliminary Prospectus has been updated in its entirety to read as set forth on Exhibit S.

3

Exhibit A

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated November 12, 2013

P R O S P E C T U S

5,000,000 Shares

Eros International Plc

A Ordinary Shares

This is Eros International Plc’s initial public offering in the United States. We are selling 5,000,000 A ordinary shares.

We expect the public offering price to be $12.00 per share. Currently, no public market in the United States exists for the A ordinary shares. We have been approved to list our A ordinary shares on the New York Stock Exchange under the symbol “EROS.” Prior to this offering our shares have traded on the Alternative Investment Market of the London Stock Exchange under the symbol “EROS.” We intend to cancel admission of our ordinary shares to the Alternative Investment Market of the London Stock Exchange as soon as practicable following the listing of our A ordinary shares on the New York Stock Exchange.

We are an “emerging growth company” under federal securities laws and may elect to comply with reduced public company reporting requirements.

Investing in our A ordinary shares involves risks that are described in “Risk Factors” beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

_______________

(1) See “Underwriting” for a description of compensation payable to the underwriters.

The underwriters may also exercise their option to purchase up to an additional 750,000 A ordinary shares from us at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

Beech Investments Limited, or Beech, a holder of more than 5% of our ordinary shares, and an entity controlled by our founder, Chairman and certain directors, has indicated an interest in purchasing up to 1,000,000 A ordinary shares in this offering at the initial offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Beech may elect not to purchase shares in the offering or the underwriters may elect not to sell any shares in this offering to Beech.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The A ordinary shares will be ready for delivery on or about                     , 2013.

Deutsche Bank Securities	BofA Merrill Lynch	UBS Investment Bank

Jefferies	Credit Suisse

EM Securities

The date of this prospectus is                     , 2013.

Exhibit B

We have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is only accurate as of the date of the prospectus.

Until                     , 2013, all dealers that buy, sell or trade in our A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Exhibit C

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. These forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective” and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies. Similarly, statements that describe our strategies, objectives, plans or goals are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	our dependence on our relationships with theater operators and other industry participants to exploit our film content;

•	our ability to successfully and cost-effectively source film content;

•	delays, cost overruns, cancellation or abandonment of the completion or release of our films;

•	the impact of our HBO Asia collaboration;

•	our ability to predict the popularity of our films, or changing consumer tastes;

•	our ability to maintain existing rights, and to acquire new rights, to film content;

•	our dependence on the Indian box office success of our Hindi and high budget Tamil films;

•	our ability to recoup the full amount of box office revenues to which we are entitled due to underreporting of box office receipts by theater operators;

•	fluctuation in the value of the Indian Rupee against foreign currencies;

•	the monetary and fiscal policies of India and globally, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices;

•	anonymous letters to regulators or business associates making allegations regarding our business practices, accounting practices and/or officers and directors;

•	our ability to compete in the Indian film industry;

•	our ability to protect our intellectual property;

•	our ability to successfully respond to technological changes;

•	contingent liabilities that may materialize, including our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving us or our subsidiaries and certain of our directors and officers;

•	regulatory changes in the Indian film industry and our ability to respond to them; and

•	participation in this offering by one of our existing shareholders would reduce the available public float for our shares.

We undertake no obligation to revise the forward-looking statements included in this prospectus to reflect any future events or circumstances, except as required by law. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in this prospectus under the caption “Risk Factors” as well as elsewhere in this prospectus.

Exhibit D

The Offering

Issuer	Eros International Plc, incorporated in the Isle of Man.

A ordinary shares offered by us	5,000,000 shares.

Overallotment option	We have granted the underwriters a 30-day option to purchase up to an additional 750,000 A ordinary shares from us at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any overallotments.

A ordinary shares outstanding after this offering	23,037,548 shares (or 23,787,548 shares if the underwriters exercise their overallotment option in full).

B ordinary shares outstanding after this offering	25,555,219 shares. B ordinary shares will be entitled to ten votes each on all matters upon which the A ordinary shares are entitled to vote. B ordinary shares will convert automatically, on a one-for-one basis, if such shares are transferred to a person other than a permitted holder under our articles of association, into A ordinary shares. See “Description of Share Capital” and “Risk Factors — Risks Related to Our A Ordinary Shares and This Offering.”

Use of proceeds	We intend to use the net proceeds from this offering to fund new co-productions and acquisitions, including library content, to grow our digital and other distribution channels and for general corporate purposes. We intend to use any net proceeds we receive from shares sold by us, if any, pursuant to the underwriters’ overallotment option for general corporate purposes. See “Use of Proceeds.”

Dividend policy	We have not declared any dividend since our incorporation in 2006, and all profits have been retained and utilized to grow our business. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” beginning on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our A ordinary shares.

NYSE symbol	EROS

Beech Investments Limited, or Beech, a holder of more than 5% of our ordinary shares, and an entity controlled by our founder, Chairman and certain directors, has indicated an interest in purchasing up to 1,000,000 A ordinary shares in this offering at the initial offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Beech may elect not to purchase shares in the offering or the underwriters may elect not to sell any shares in this offering to Beech. Any shares purchased by Beech will be subject to lock-up restrictions described in the section entitled “Shares Eligible for Future Sale.”

Unless otherwise noted, all information in this prospectus assumes or reflects:

•	no exercise of the underwriters’ overallotment option;

•	the one-for-three reverse stock split of our ordinary shares that occurred immediately prior to the effectiveness of the registration statement of which this prospectus is a part, including reflection of this reverse stock split in all historical information, except for the consolidated financial statements included elsewhere in this prospectus;

•	that the issuance of $2.0 million of our A ordinary shares issuable to Jyoti Deshpande within seven days of our A ordinary shares being listed on the NYSE (based on the average price of our A ordinary shares listed on the NYSE on the date of such issuance), and the issuance of 299,812 of our A ordinary shares under the Share Awards that have been approved, but not yet granted, have not occurred;

•	the purchase by Beech of 1,000,000 A ordinary shares in this offering;

•	the conversion of all of our outstanding ordinary shares into 18,037,548 A ordinary shares and 25,555,219 B ordinary shares immediately prior to the listing of our A ordinary shares on the New York Stock Exchange; and
•	a public offering price of $12.00 per share of our A ordinary shares.

Exhibit E

	As of September 30, 2013
	Actual	As Adjusted(4)
	(in thousands)
STATEMENT OF FINANCIAL POSITION DATA
Intangible assets – content	$531,853	$531,853
Cash and cash equivalents	106,076	160,526
Trade and other receivables	104,575	97,125
Total assets	802,895	849,895
Trade and other payables	29,801	29,801
Total borrowings	257,762	257,762
Total liabilities	318,182	318,182
Total equity	484,713	531,713

_______________

(1)	References to “net income” in this prospectus correspond to “profit for the period” or “profit for the year” line items in our consolidated financial statements appearing elsewhere in this prospectus.

(2)	We use EBITDA and Adjusted EBITDA as a supplemental financial measure. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) and share based payments. EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that EBITDA and Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	are used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

There are significant limitations to using EBITDA and Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating EBITDA and Adjusted EBITDA reported by different companies.

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA:

	Six months ended September 30,		Year ended March 31,
	2013	2012	2013	2012	2011
	(in thousands)
Net income	$11,642	$5,491	$33,665	$43,580	$47,550
Income tax expense	3,908	1,943	11,913	10,059	8,237
Net finance costs	4,159	496	1,469	1,009	1,584
Depreciation	359	484	1,003	1,275	928
Amortization(a)	250	260	715	279	275

EBITDA	$20,318	$8,674	$48,765	$56,202	$58,574
Impairment of available-for-sale financial assets	—	—	—	1,230	—
(Profit)/loss on derivatives	(5,002)	8,352	5,667	4,264	—
Share based payments(b)	6,669	838	1,888	5,289	927
Adjusted EBITDA	$21,985	$17,864	$56,320	$66,985	$59,501

_______________

(a)	Includes only amortization of intangible assets other than intangible content assets.

(b)	Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

(3)	Includes films that were released by us directly and licensed by us for release.

(4)	The as adjusted column gives effect to the sale by us of 5,000,000 A ordinary shares in this offering at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Exhibit F

Our A ordinary share price may be highly volatile after the offering and, as a result, you could lose a significant portion or all of your investment or we could become subject to securities class action litigation.

Since 2006, our ordinary shares have been admitted on AIM. The trading price of our ordinary shares on AIM has been highly volatile. For example, the highest price that our ordinary shares traded in the period beginning September 28, 2012 and ending September 30, 2013 was $4.48 and the lowest price was $2.96, prior to giving effect to the one-for-three reverse stock split that occurred immediately prior to effectiveness of the registration statement of which this prospectus is a part. On April 24, 2012, our shareholders approved a resolution authorizing us to cancel admission of our ordinary shares from AIM as soon as practicable following the listing of our A ordinary shares on the NYSE. The market price of the A ordinary shares on the NYSE may fluctuate after listing as a result of several factors, including the following:

•	variations in our quarterly operating results;
•	volatility in our industry, the industries of our customers and the global securities markets;
•	risks relating to our business and industry, including those discussed above;
•	strategic actions by us or our competitors;
•	adverse judgments or settlements obligating us to pay damages;
•	actual or expected changes in our growth rates or our competitors’ growth rates;
•	investor perception of us, the industry in which we operate, the investment opportunity associated with the A ordinary shares and our future performance;
•	adverse media reports about us or our directors and officers;
•	addition or departure of our executive officers;
•	changes in financial estimates or publication of research reports by analysts regarding our A ordinary shares, other comparable companies or our industry generally;
•	trading volume of our A ordinary shares;
•	sales of our ordinary shares by us or our shareholders;
•	domestic and international economic, legal and regulatory factors unrelated to our performance; or
•	the release or expiration of lock-up or other transfer restrictions on our outstanding A ordinary shares.

Furthermore, the stock markets recently have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline. If the market price of our A ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may become the target of this type of litigation. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

Exhibit G

As a new investor, you will incur immediate and substantial dilution.

The initial public offering price of our A ordinary shares is substantially higher than the net tangible book value per share of our A ordinary shares immediately after this offering. Therefore, if you purchase our A ordinary shares in this offering, you will incur an immediate dilution of $12.22 in net tangible book value per ordinary share from the price you paid, based on an assumed initial public offering price of $12.00 per share of our A ordinary shares. The exercise of outstanding stock options will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Exhibit H

Additional equity issuances will dilute your holdings, and sales by the Founders Group could adversely affect the market price of our A ordinary shares.

Upon completion of this offering, we will have an issued share capital of 48,592,767 ordinary shares, including 23,037,548 A ordinary shares. 15,696,756 existing A ordinary shares, and all A ordinary shares sold in this offering, other than any shares sold to Beech, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All remaining B ordinary shares outstanding after this offering and certain A ordinary shares will be available for sale upon the expiration of certain lock-up arrangements entered into between us, Beech, the underwriters and other shareholders as further described under “Underwriting” and “Shares Eligible for Future Sale.” In addition, A ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. Sales of a large number of our ordinary shares by the Founders Group could adversely affect the market price of our A ordinary shares. Similarly, the perception that any such primary or secondary sale may occur could adversely affect the market price of our A ordinary shares. Any future issuance of our A ordinary shares by us may dilute your shareholdings as well as the holdings of our existing shareholders, causing the market price of our A ordinary shares to decline. In addition, any perception by potential investors that such issuances or sales might occur could also affect the trading price of our A ordinary shares.

Exhibit I

The Founders Group, which includes our Chairman, Kishore Lulla, will continue to hold a substantial interest after the offering and through the voting rights afforded to our B ordinary shares and held by the Founders Group, will continue to have the ability to exercise a controlling influence over our business, which will limit your ability to influence corporate matters.

After our offering, our B ordinary shares will have ten votes per share and our A ordinary shares, which are the ordinary shares we are selling in this offering, will have one vote per share. We anticipate that the Founders Group will collectively own approximately 55.2% of our issued share capital in the form of 1,282,949 A ordinary shares, assuming that Beech purchases 1,000,000 A ordinary shares in this offering, representing approximately 0.5% of the voting power of our outstanding ordinary shares, and 25,555,219 of our B ordinary shares, representing approximately 91.7% of the voting power of our outstanding ordinary shares, assuming the underwriters do not exercise their overallotment option to purchase additional A ordinary shares. Due to the disparate voting powers attached to our two classes of ordinary shares, the Founders Group will continue to have significant influence over management and affairs and over all matters requiring shareholder approval, including our management and policies and the election of our directors and senior management, the approval of lending and investment policies, revenue budgets, capital expenditure, dividend policy, significant corporate transactions, such as a merger or other sale of our company or its assets and strategic acquisitions, for the foreseeable future. In addition, because of this dual class structure, the Founders Group will continue to be able to control all matters submitted to our shareholders for approval until they come to own less than 10% of the outstanding ordinary shares, when all B ordinary shares held by the Founders Group will automatically convert into A ordinary shares on a one-for-one basis.

This concentrated control could delay, defer or prevent a change in control of our company, impede a merger, consolidation, takeover or other business combination involving our company, or discourage a potential acquirer from making a tender offer, initiating a potential merger or takeover or otherwise attempting to obtain control of the Company even though other holders of A ordinary shares may view a change in control as beneficial. Many of our directors and senior management also serve as directors of, or are employed by, our affiliated companies, and we cannot guarantee that any conflicts of interest will be resolved in our favor. As a result of these factors, members of the Founders Group may influence our material policies in a manner that could conflict with the interests of the Company’s shareholders. As a result, the market price of our A ordinary shares could be adversely affected.

Exhibit J

Participation in this offering by one of our existing shareholders would reduce the available public float for our shares.

Beech, a holder of more than 5% of our ordinary shares, and an entity controlled by our founder, Chairman and certain directors, has indicated an interest in purchasing up to 1,000,000 A ordinary shares in this offering at the initial offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Beech may elect not to purchase shares in the offering or the underwriters may elect not to sell any shares in this offering to Beech. If Beech were to purchase all of these shares, it, together with our Chairman and our other directors and executive officers, in the aggregate, would own approximately 93.0% of the voting power of our outstanding ordinary shares after this offering. If Beech is allocated all or a portion of the shares in which it has indicated an interest in this offering and purchases any such shares, such purchase would reduce the available public float for our shares because Beech would be restricted from selling such shares by a lock-up agreement it has entered into with our underwriters and by restrictions under applicable securities laws. As a result, any purchase of shares by Beech in this offering will reduce the liquidity of our A ordinary shares relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

Exhibit K

Upon the completion of this offering, our A ordinary shares may for a time be listed on two separate stock markets and investors seeking to take advantage of price differences between such markets may create unexpected volatility in our share price; in addition, investors may not be able to easily move ordinary shares for trading between such markets.

Our ordinary shares are currently admitted to AIM. However, our shareholders approved a resolution authorizing us to cancel the admission of our ordinary shares from AIM as soon as practicable following the listing of our A ordinary shares on the NYSE. If our shares are traded on both markets, price levels for our ordinary shares could fluctuate significantly on either market, independent of our share price on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on either exchange, and the shares available for trading on either exchange. In addition, holders of shares in either jurisdiction will not be immediately able to transfer such shares for trading on the other market without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our shareholders.

Exhibit L

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $47 million, or $55 million, if the underwriters exercise their overallotment option in full, after deducting underwriter discounts and estimated expenses, based on an assumed initial public offering price of $12.00 per share. We currently intend to use approximately $25 million of the net proceeds from this offering to fund new co-productions and acquisitions of Hindi and regional film library content and film-related content, approximately $8 million to grow our digital distribution channel, approximately $9 million to maintain and further strengthen our other distribution channels, and the balance for other general corporate purposes. These amounts are estimates only and are subject to change as we currently do not have firm agreements for using the net proceeds.

Each $1.00 increase or decrease in the assumed initial public offering price of $12.00 per share would increase or decrease the net proceeds to us from this offering by approximately $4.7 million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Exhibit M

CAPITALIZATION

The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of September 30, 2013. Our capitalization is presented:

•	on an actual basis; and

•	as adjusted to reflect the following:

•	the conversion of all of our outstanding ordinary shares into 18,037,548 A ordinary shares and 25,555,219 B ordinary shares immediately prior to the listing of our A ordinary shares on the New York Stock Exchange;

•	the issuance and the receipt of net proceeds from the sale of 5,000,000 A ordinary shares by us in this offering at an assumed initial public offering price of $12.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us;

•	the issuance of $2.0 million of our A ordinary shares to Jyoti Deshpande within seven days of our A ordinary shares being listed on the NYSE (based on the average price of our A ordinary shares listed on the NYSE on the date of such issuance, which is assumed to be $12.00 per share, the assumed public offering price set forth on the cover of this prospectus); and

•	the issuance of 299,812 of our A ordinary shares to satisfy the Share Awards.

You should read this table along with our consolidated financial statements and related notes and the other financial information appearing elsewhere in this prospectus.

	September 30, 2013
	Actual	As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$106,076	$160,526
Indebtedness:
Secured revolving credit facilities	$23,451	$23,451
Secured asset and term loans	34,991	34,991
Overdrafts	19,722	19,722
Commercial paper	4,788	4,788
Revolving facilities	167,500	167,500
Other	9,809	9,809
Total indebtedness	260,261	260,261
Ordinary shares, at par value of GBP 0.10 per share, authorized share capital of 200,000,000 ordinary shares, issued share capital of 43,592,767 ordinary shares, actual; no authorized or issued share capital, as adjusted	23,674	—
A ordinary shares, at par value of GBP 0.30 per share, no authorized or issued share capital, actual; 56,116,448 authorized and 23,504,027 issued, as adjusted	—	12,452
B ordinary shares, par value of GBP 0.30 per share, no authorized or issued share capital, actual; 27,216,885 authorized and 25,555,219 issued, as adjusted	—	13,878
Total shareholders’ equity	484,713	531,713
Total capitalization	$744,974	$791,974

Exhibit N

DILUTION

If you purchase our A ordinary shares, you will experience immediate and substantial dilution. Dilution is the amount by which the offering price paid by the purchasers of our A ordinary shares to be sold in this offering will exceed the net tangible book value per share of our A ordinary shares after the offering and reclassification. Net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of our A and B ordinary shares in issue on a pro forma basis to give effect to the offering, as of that date. The adjusted net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of our A and B ordinary shares in issue on a pro forma basis to give effect to the offering and reclassification as of September 30, 2013. After giving effect to the foregoing and our sale of 5,000,000 A ordinary shares in this offering at an assumed initial public offering price of $12.00 per share, our as adjusted net tangible book value as of September 30, 2013 would have been $(10,372,000), or $(0.22) per ordinary share. This represents an immediate increase in net tangible book value of $1.27 per share to the existing shareholders and an immediate dilution in net tangible book value of $12.22 per share to investors purchasing shares in this offering.

The following table illustrates this dilution on a per share basis :

Assumed initial public offering price per share	$12.00
Net tangible book value per ordinary share at September 30, 2013	$(1.49)
Increase in net tangible book value per share attributable to investors purchasing shares in this offering	$1.27
Adjusted net tangible book value per A ordinary share	$(0.22)
Adjusted net tangible book value per B ordinary share	$(0.22)
Dilution per share to investors purchasing shares in this offering	$12.22

Our as adjusted net tangible book value after the consummation of this offering, and the dilution to investors purchasing shares in this offering in this offering, will change from the amounts shown above if the underwriters exercise their overallotment option.

A $1.00 increase or decrease in the assumed initial public offering price of $12.00 per A ordinary share would increase or decrease our adjusted net tangible book value by $4.7 million, the net tangible book value per A ordinary share after the consummation of this offering by $0.10, the net tangible book value per B ordinary share after the consummation of this offering by $0.10 and the dilution per A ordinary share to investors purchasing shares in this offering by $0.10, assuming the number of A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, any increase or decrease in the number of A ordinary shares that we sell in this offering will increase or decrease our net proceeds by such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses. Any exercise by the underwriters of their overallotment option, whether in full or part will impact our adjusted net tangible book value and corresponding dilution per share to investors purchasing shares in this offering similarly.

The following table summarizes, on the same as adjusted basis as of September 30, 2013, the total number of A ordinary shares purchased from us, the total consideration paid and the average price per share paid by the existing shareholders and by investors purchasing A ordinary shares in this offering:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders	43,592,767	89.7%	$188,670,000	75.9%	$4.33
Investors purchasing shares in this offering	5,000,000	10.3	60,000,000	24.1	$12.00
Total	48,592,767	100.0%	$248,670,000	100.0%	$5.12

Exhibit O

			Number of A Ordinary Shares Beneficially Owned Immediately After Consummation of this Offering				Number of B Ordinary Shares Beneficially Owned Immediately After Consummation of this Offering
	Number of Ordinary Shares Beneficially Owned Prior to the Offering		Assuming the Underwriters’ Overallotment Option is Not Exercised		Assuming the Underwriters’ Overallotment Option is Exercised in Full		Assuming the Underwriters’ Overallotment Option is Not Exercised		Assuming the Underwriters’ Overallotment Option is Exercised in Full
Beneficial Owners	Number of Shares	Percent of Class	Number of Shares of A	Percent of Class	Number of Shares of A	Percent of Class	Number of Shares of B	Percent of Class	Number of Shares of B	Percent of Class
5% Beneficial Owners
Kishore Lulla(1)	25,838,168	59.3%	1,282,949	5.6%	1,282,949	5.4%	25,555,219	100.0%	25,555,219	100.0%
Vijay Ahuja(2)	24,793,986	56.9%	1,000,000	4.3%	1,000,000	4.2%	24,793,986	97.0%	24,793,986	97.0%
Sunil Lulla(3)(4)	25,388,552	58.2%	1,000,000	4.3%	1,000,000	4.2%	25,388,352	99.3%	25,388,352	99.3%
Beech Investments(5)	24,793,986	56.9%	1,000,000	4.3%	1,000,000	4.2%	24,793,986	97.0%	24,793,986	97.0%

Our Directors
Kishore Lulla(1)	25,838,168	59.3%	1,282,949	5.6%	1,282,949	5.4%	25,555,219	100.0%	25,555,219	100.0%
Jyoti Deshpande(6)	2,057,793	4.7%	2,057,793	8.9%	2,057,793	8.7%	—	—	—	—
Vijay Ahuja(2)	24,793,986	56.9%	1,000,000	4.3%	1,000,000	4.2%	24,793,986	97.0%	24,793,986	97.0%
Sunil Lulla(3)(4)	25,388,552	58.2%	1,000,000	4.3%	1,000,000	4.2%	25,388,352	99.3%	25,388,352	99.3%
Dilip Thakkar(4)	*	*	*	*	*	*	—	—	—	—
Naresh Chandra(4)	*	*	*	*	*	*	—	—	—	—
Michael Kirkwood(9)	*	*	*	*	*	*	—	—	—	—

Our Executive Officers
Kishore Lulla(1)	25,838,168	59.3%	1,282,949	5.6%	1,282,949	5.4%	25,555,219	100.0%	25,555,219	100.0%
Jyoti Deshpande(6)	2,057,793	4.7%	2,057,793	8.9%	2,057,793	8.7%	—	—	—	—
Vijay Ahuja(2)	24,793,986	56.9%	1,000,000	4.3%	1,000,000	4.2%	24,793,986	97.0%	24,793,986	97.0%
Sunil Lulla(3)(4)	25,388,552	58.2%	1,000,000	4.3%	1,000,000	4.2%	25,388,352	99.3%	25,388,352	99.3%
Ken Naz(7)(11)	*	*	*	*	*	*	—	—	—	—
Surender Sadhwani(8)	*	*	*	*	*	*	—	—	—	—
Andrew Heffernan(9)(11)	*	*	*	*	*	*	—	—	—	—
Pranab Kapadia(9)(11)	*	*	*	*	*	*	—	—	—	—
Sean Hanafin(9)(11)	*	*	*	*	*	*	—	—	—	—

All directors and executive officers as a group (12 persons)	28,201,928	64.7%	3,340,742	14.5%	3,340,742	14.0%	25,555,219	100.0%	25,555,219	100.0%

_______________

*	Represents less than 1%.
(1)	Kishore Lulla’s interest in certain of his shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Eros Foundation, a U.K. registered charity that holds our shares. The address of Kishore Lulla is Fort Anne, Douglas, Isle of Man IM15PD.
(2)	Vijay Ahuja’s interest in shares is by virtue of his being a potential beneficiary of discretionary trusts that hold our shares. The address of Vijay Ahuja is 10 Draycott Park, No. 07-07, Draycott 8, Singapore—259405.
(3)	Sunil Lulla’s interest in shares is by virtue of his being a potential beneficiary of discretionary trusts that hold shares in the Company.
(4)	The address of Sunil Lulla, Dilip Thakkar and Naresh Chandra is 901-902, 9th Floor, Supreme Chambers, Veera Desai Road, Andheri (West) Mumbai, India.
(5)	Beech Investments Limited, c/o SG Hambros Trust Company (Channel Islands) Limited, 18 Esplanade, St Helier, Jersey, JE4 8RT. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros founder Arjan Lulla and Eros directors Kishore Lulla, Vijay Ahuja and Sunil Lulla as beneficiaries.
(6)	Jyoti Deshpande's interest in certain of her shares is by virtue of her prior existing shareholding vested options received as compensation and the 1,676,645 shares of Eros which she was issued on September 18, 2013 under her employment agreement. The address of Jyoti Deshpande is Fort Anne, Douglas, Isle of Man IM15PD.
(7)	The address of Ken Naz is 550 County Avenue, Secaucus, New Jersey 07094.
(8)	The address of Surender Sadhwani is 529, Building No. 8, Dubai Media City, P.O. Box 502121, Dubai, U.A.E.
(9)	The address of Andrew Heffernan, Pranab Kapadia, Sean Hanafin and Michael Kirkwood is 13 Manchester Square, London, United Kingdom W1U3PP.
(10)	Immediately prior to the listing of our A ordinary shares on the New York Stock Exchange, issued ordinary shares owned by the Founders’ Group convert into B ordinary shares.
(11)	Andrew Heffernan, Pranab Kapadia, Ken Naz and Sean Hanafin have potential interests in A ordinary shares as a result of their interests in the JSOP Plan and IPO Plan. In aggregate these interests do not increase their potential ownership to more than 1%.

Exhibit P

Participation in our Initial Public Offering

Beech Investments Limited, or Beech, a holder of more than 5% of our ordinary shares, and an entity controlled by our founder, Chairman and certain directors, has indicated an interest in purchasing up to 1,000,000 A ordinary shares in this offering at the initial offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Beech may elect not to purchase shares in the offering or the underwriters may elect not to sell any shares in this offering to Beech. Any shares purchased by Beech will be subject to lock-up restrictions described in the section entitled “Shares Eligible for Future Sale.”

Exhibit Q

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, our issued share capital will be as follows: 23,037,548 A ordinary shares and 25,555,219 B ordinary shares (or 23,787,548 A ordinary shares if the underwriters exercise their overallotment option in full). 15,696,756 existing A ordinary shares, and all of the A ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates,” which includes Beech, without restriction or further registration under the Securities Act. Sales of substantial amounts of our A ordinary shares in the public market could adversely affect prevailing market prices of our A ordinary shares. Our ordinary shares are currently admitted to AIM, but our shareholders have approved a resolution authorizing us to cancel admission of our ordinary shares from AIM as soon as practicable following the listing of our A ordinary shares on the NYSE. A one-for-three reverse stock split of our ordinary shares occurred immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Conversion of our currently issued ordinary shares into A ordinary shares and B ordinary shares was approved by our shareholders on May 3, 2012 and will also become effective immediately prior to the listing of our A ordinary shares on the NYSE. While we have been approved to list A ordinary shares on the NYSE, a regular trading market may not develop in our A ordinary shares.

Lock-Up Agreements

In connection with this offering, we, Beech, our executive officers and directors and certain holders who are our current employees have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of our A ordinary shares or any securities convertible into or exchangeable or exercisable for common shares for a period of 180 days after the date of this prospectus, subject to extension in certain circumstances, without the prior written consent of Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and UBS Securities LLC. For additional information, see “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our issued A and B ordinary shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our issued A and B ordinary shares, which will equal approximately 485,928 shares (or 493,428 shares if the underwriters exercise their overallotment option in full) immediately after this offering; and

•	the average weekly trading volume of our A ordinary shares on the NYSE preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our A ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such A ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Exhibit R

UNDERWRITING

Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and UBS Securities LLC are acting as representatives of each of the underwriters named below and Deutsche Bank Securities, Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Jefferies LLC, and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering. Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of A ordinary shares set forth opposite its name below.

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Jefferies LLC
Credit Suisse Securities (USA) LLC
EM Securities LLC
Total	5,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the A ordinary shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the A ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the A ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Beech Investments Limited, or Beech, a holder of more than 5% of our ordinary shares, and an entity controlled by our founder, Chairman and certain directors, has indicated an interest in purchasing up to 1,000,000 A ordinary shares in this offering at the initial offering price. Because this indication of interest is not a binding agreement or commitment to purchase, Beech may elect not to purchase shares in the offering or the underwriters may elect not to sell any shares in this offering to Beech.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the A ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow a discount not in excess of $         per A ordinary share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

		Per Share		Without Option		With Option
Public offering price	$		$		$
Underwriting discount	$		$		$
Proceeds, before expenses, to us	$		$		$

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $9.1 million and are payable by us. We have agreed with the underwriters to pay all expenses and application fees (including the legal fees of counsel for the underwriters) incurred and invoiced in connection with any filing with, and clearance of the offering by, the Financial Industry Regulatory Authority, Inc. We expect underwriting-related expenses, excluding underwriting discounts and commissions, of approximately $25,000.

Overallotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an additional 750,000 A ordinary shares from us at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, Beech, our executive officers and directors and certain holders who are our current employees have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of Deutsche Bank Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and UBS Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any ordinary shares,

•	sell any option or contract to purchase any ordinary shares,

•	purchase any option or contract to sell any ordinary shares,

•	grant any option, right or warrant for the sale of any ordinary shares,

•	lend or otherwise dispose of or transfer any ordinary shares,

•	request or demand that we file a registration statement related to the ordinary shares, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange

We have been approved for listing on the NYSE under the symbol “EROS.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of A ordinary shares to a minimum number of beneficial owners as required by that exchange.

Our ordinary shares have been quoted on AIM since July 4, 2006, under the symbol “EROS.” Before this offering, there has been no public market for our A ordinary shares in the United States. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies in the United States that the underwriters believe to be comparable to us,

•	the price of our ordinary shares on AIM during recent periods,

•	our financial information,

Exhibit S

5,000,000 Shares

Eros International Plc
A Ordinary Shares

PROSPECTUS

Deutsche Bank Securities

BofA Merrill Lynch

UBS Investment Bank

Jefferies

Credit Suisse

EM Securities

                    , 2013

Eros International Plc has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents Eros International Plc has filed with the SEC for more complete information about Eros International Plc and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the Preliminary Prospectus may be obtained from: Deutsche Bank Securities Inc., Attn: Prospectus Department, 60 Wall Street, New York, NY 10005, via email at prospectus.cpdg@db.com, or via telephone at +1 800-503-4611; from BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, New York, NY 10038, via email at dg.prospectus_request@baml.com, or via telephone at + 1 866-500-5408; from UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171, or via telephone at +1 888-827-7275; from Jefferies LLC, 520 Madison Avenue, 12th Floor, New York, NY, 10022, Attention: Equity Syndicate Prospectus Department, via telephone at +1 877-547-6340, or via email at Prospectus_Department@Jefferies.com; or from Credit Suisse Securities (USA) LLC, Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010.